UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Federal Signal Corporation
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

313855108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 469,730
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 469,730
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 469,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,466,095
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,466,095
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,466,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON RCG ENTERPRISE, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 469,730
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 469,730
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 469,730
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,935,825
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,935,825
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,935,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,935,825
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,935,825
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,935,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,935,825
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,935,825
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,935,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,935,825
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,935,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,935,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,935,825
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,935,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,935,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,935,825
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,935,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,935,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 313855108

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,935,825
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,935,825
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,935,825
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 313855108

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned.  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2 is hereby amended to add the following:

The address of the principal office of each of Parche, Starboard, RCG Starboard Advisors, Ramius, C4S and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The first paragraph of Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Starboard and Parche were purchased with the working capital of such entities (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 2,935,825 Shares beneficially owned in the aggregate by Starboard and Parche is approximately $35,343,117, excluding brokerage commissions.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 47,503,025 Shares outstanding, as of July 13, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 28, 2008.

A.	Parche

(a)	As of the date hereof, Parche beneficially owned 469,730 Shares.

Percentage: Approximately 1.0%.

(b)	1. Sole power to vote or direct vote: 469,730
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 469,730
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	Starboard

(a)	As of the date hereof, Starboard beneficially owned 2,466,095 Shares.

Percentage: Approximately 5.2%.

(b)	1. Sole power to vote or direct vote: 2,466,095
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,466,095
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 313855108

(c)	The transactions in the Shares by Starboard in the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	RCG Enterprise

(a)	As of the date hereof, RCG Enterprise, as the sole non-managing member of Parche and owner of all economic interests therein, may be deemed the beneficial owner of the 469,730 Shares owned by Parche.

Percentage: Approximately 1.0%.

(b)	1. Sole power to vote or direct vote: 469,730
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 469,730
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Enterprise did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

D.	RCG Starboard Advisors

(a)
As of the date hereof, as the managing member of Parche and the investment manager of Starboard, RCG Starboard Advisors may be deemed the beneficial owner of the (i) 2,466,095 Shares owned by Starboard, and (ii) 469,730 Shares owned by Parche.

Percentage: Approximately 6.2%.

(b)	1. Sole power to vote or direct vote: 2,935,825
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,935,825
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche are set forth in Schedule A and are incorporated by reference.

E.	Ramius

(a)	As of the date hereof, as the sole member of RCG Starboard Advisors, Ramius may be deemed the beneficial owner of the (i) 2,466,095 Shares owned by Starboard and (ii) 469,730 Shares owned by Parche.

Percentage: Approximately 6.2%.

CUSIP NO. 313855108

(b)	1. Sole power to vote or direct vote: 2,935,825
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,935,825
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche are set forth in Schedule A and are incorporated by reference.

F.	C4S

(a)	As of the date hereof, as the managing member of Ramius, C4S may be deemed the beneficial owner of the (i) 2,466,095 Shares owned by Starboard and (ii) 469,730 Shares owned by Parche.

Percentage: Approximately 6.2%.

(b)	1. Sole power to vote or direct vote: 2,935,825
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,935,825
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche are set forth in Schedule A and are incorporated by reference.

G.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon

(a)
As of the date hereof, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of the (i) 2,466,095 Shares owned by Starboard and (ii) 469,730 Shares owned by Parche.

Percentage: Approximately 6.2%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,935,825
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,935,825

(c)
None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Starboard and Parche are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 313855108

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

CUSIP NO. 313855108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 30, 2008

PARCHE, LLC By: RCG Starboard Advisors, LLC, its managing member STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD. By: RCG Starboard Advisors, LLC, its investment manager	RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member RCG ENTERPRISE, LTD By: Ramius LLC, its investment manager RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.
By:	/s/ Jeffrey M. Solomon
	Title:	Authorized Signatory
	Name:	Jeffrey M. Solomon

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 313855108

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

PARCHE, LLC

(8,000)	14.3437	06/19/2008
(3,200)	14.0327	06/20/2008
(3,200)	13.8712	06/23/2008
9,600	12.6889	06/26/2008
4,800	12.5265	06/27/2008
24,000	12.4040	06/27/2008
12,800	12.0219	06/30/2008
6,400	11.9105	07/01/2008
4,800	11.9467	07/02/2008
3,200	11.9387	07/03/2008
(16,000)	13.0836	07/08/2008
16,000	12.0130	07/09/2008
(9,360)	12.8602	07/23/2008
(12,512)	12.9651	07/24/2008
(40,000)	13.3201	07/25/2008
(20,954)	13.5086	07/28/2008
(32,384)	13.9340	07/29/2008
(13,309)	14.6403	07/30/2008

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

(42,000)	14.3437	06/19/2008
(16,800)	14.0327	06/20/2008
(16,800)	13.8712	06/23/2008
50,400	12.6889	06/26/2008
25,200	12.5265	06/27/2008
126,000	12.4040	06/27/2008
67,200	12.0219	06/30/2008
33,600	11.9105	07/01/2008
25,200	11.9467	07/02/2008
16,800	11.9387	07/03/2008
(84,000)	13.0836	07/08/2008
84,000	12.0130	07/09/2008
(49,140)	12.8602	07/23/2008
(65,688)	12.9651	07/24/2008
(210,000)	13.3201	07/25/2008
(110,006)	13.5086	07/28/2008
(170,016)	13.9340	07/29/2008
(69,874)	14.6403	07/30/2008